SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 866

B.   Name of Depositor:               FIRST TRUST PORTFOLIOS L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              FIRST TRUST PORTFOLIOS L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER LLP
                                      Attention:  Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                SUBJECT TO COMPLETION DATED JUNE 14, 2004

                    Equity Income Portfolio, Series 6
                     Healthcare Portfolio, Series 6
                      The Key 3 Portfolio, Series 6
                   Leading Brands Portfolio, Series 14
                   Market Leaders Portfolio, Series 8
                REIT Growth & Income Portfolio, Series 9
                      Utilities Portfolio, Series 8

                                 FT 866

FT 866 is a series of a unit investment trust, the FT Series. FT 866 consists of seven separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             FIRST TRUST (R)

                             1-800-621-9533

              The date of this prospectus is July __, 2004

                            Table of Contents

Summary of Essential Information                         3
Fee Table                                                6
Report of Registered Independent Public Accounting Firm  7
Statements of Net Assets                                 8
Schedules of Investments                                11
The FT Series                                           19
Portfolios                                              19
Risk Factors                                            23
Public Offering                                         25
Distribution of Units                                   27
The Sponsor's Profits                                   28
The Secondary Market                                    29
How We Purchase Units                                   29
Expenses and Charges                                    29
Tax Status                                              30
Retirement Plans                                        32
Rights of Unit Holders                                  32
Income and Capital Distributions                        33
Redeeming Your Units                                    34
Removing Securities from a Trust                        35
Amending or Terminating the Indenture                   35
Information on the Sponsor, Trustee and Evaluator       36
Other Information                                       37

                    Summary of Essential Information

                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                         Equity Income     Healthcare        The Key 3
                                                                         Portfolio         Portfolio         Portfolio
                                                                         Series 6          Series 6          Series 6
                                                                         _________         _________         _________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                     1/                1/                1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)       $  9.900          $  9.900          $  9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per
          Unit (5.00% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)    $   .495          $   .495          $   .495
    Less Deferred Sales Charge per Unit                                  $ (.345)          $ (.345)          $ (.345)
    Less Creation and Development Fee per Unit                           $ (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                       $ 10.000          $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $  9.555          $  9.555          $  9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                  $  9.555          $  9.555          $  9.555
Estimated Net Annual Distributions (6)                                   $                     N.A.              N.A.
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number
Security Code
Ticker Symbol

First Settlement Date                     July __, 2004
Mandatory Termination Date (7)            July 13, 2009
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2004 for all portfolios except Equity Income Portfolio, Series 6; and the fifteenth day of each month for Equity Income Portfolio, Series 6, commencing August 15, 2004.
Income Distribution Date (6)              Last day of each June and December, commencing December 31, 2004 for all portfolios except Equity Income Portfolio, Series 6; and the last day of each month for Equity Income Portfolio, Series 6, commencing August 31, 2004.

_____________

See "Notes to Summary of Essential Information" on page 5.

                     Summary of Essential Information

                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                         Leading Brands    Market Leaders    REIT Growth &
                                                                         Portfolio         Portfolio         Income Portfolio
                                                                         Series 14         Series 8          Series 9
                                                                         _________         _________         __________
Initial Number of Units (1)


Page 1


Fractional Undivided Interest in the Trust per Unit (1)                     1/                1/                1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)       $  9.900          $  9.900          $  9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per
          Unit (5.00% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)    $   .495          $   .495          $   .495
    Less Deferred Sales Charge per Unit                                  $ (.345)          $ (.345)          $ (.345)
    Less Creation and Development Fee per Unit                           $ (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                       $ 10.000          $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $  9.555          $  9.555          $  9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                  $  9.555          $  9.555          $  9.555
Estimated Net Annual Distributions (6)                                       N.A.              N.A.          $
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number
Security Code
Ticker Symbol

First Settlement Date                     July __, 2004
Mandatory Termination Date (7)            July 13, 2009
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2004 for all portfolios except REIT Growth & Income Portfolio, Series 9; and the fifteenth day of each month for REIT Growth & Income Portfolio, Series 9, commencing
                                          August 15, 2004.
Income Distribution Date (6)              Last day of each June and December, commencing December 31, 2004 for all portfolios except REIT Growth & Income Portfolio, Series 9; and the last day of each month for REIT Growth & Income Portfolio, Series 9, commencing August 31,
                                          2004.

_____________

See "Notes to Summary of Essential Information" on page 5.

                    Summary of Essential Information

                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                                                              Utilities
                                                                                                              Portfolio
                                                                                                              Series 8
                                                                                                              _________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                                        1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                                            $  9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per Unit (5.00% of the net amount invested,
          exclusive of the deferred sales charge and creation and development fee) (3)                        $   .495
    Less Deferred Sales Charge per Unit                                                                       $ (.345)
    Less Creation and Development Fee per Unit                                                                $ (.050)
Public Offering Price per Unit (4)                                                                            $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                               $  9.555
Redemption Price per Unit (based on aggregate underlying value of Securities less deferred sales charge) (5)  $  9.555
Estimated Net Annual Distributions (6)                                                                        $
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number
Security Code
Ticker Symbol

First Settlement Date                     July __, 2004
Mandatory Termination Date (7)            July 13, 2009
Income Distribution Record Date           Fifteenth day of each month, commencing August 15, 2004.
Income Distribution Date (6)              Last day of each month, commencing August 31, 2004.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The estimated net annual distribution for subsequent years for Equity Income Portfolio, Series 6; REIT Growth & Income Portfolio,
Series 9; and Utilities Portfolio, Series 8, $   , $    and $   ,
respectively, are expected to be less than the amounts for the first year because a portion of the Securities included in each Trust will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. The actual net annual distributions you receive will vary from that set forth above with changes in each Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                           Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                            1.00%(a)       $.100
Deferred sales charge                                                                           3.45%(b)       $.345
Creation and development fee                                                                    0.50%(c)       $.050
                                                                                                _______        _______
Maximum Sales Charge (including creation and development fee)                                   4.95%          $.495
                                                                                                =======        =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                    .290%(d)      $.0290
                                                                                                =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              %          $
Trustee's fee and other operating expenses                                                          %(f)(g)    $
                                                                                                _______        _______
Total                                                                                               %          $
                                                                                                =======        =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                               1 Year     3 Years     5 Years
                                               ______     _______     _______
Equity Income Portfolio, Series 6              $          $           $
Healthcare Portfolio, Series 6
The Key 3 Portfolio, Series 6
Leading Brands Portfolio, Series 14
Market Leaders Portfolio, Series 8
REIT Growth & Income Portfolio, Series 9
Utilities Portfolio, Series 8

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit for each Trust which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2005.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to their monthly distributions of income, the Trustee's fees and other operating expenses for Equity Income Portfolio, Series 6; REIT Growth & Income Portfolio, Series 9; and Utilities Portfolio, Series 8 are estimated to be ____%, or $____ per Unit per Trust. This increases total estimated annual operating expenses for Equity Income Portfolio, Series 6; REIT Growth & Income Portfolio, Series 9; and Utilities Portfolio, Series 8 to ____%, or $____ per Unit per Trust.

             Report of Independent Registered
                  Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 866

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 866, comprising Equity Income Portfolio, Series 6; Healthcare Portfolio, Series 6; The Key 3 Portfolio, Series 6; Leading Brands Portfolio, Series 14; Market Leaders Portfolio, Series 8; REIT Growth & Income Portfolio, Series 9; and Utilities Portfolio,
Series 8 (collectively, the "Trusts") as of the opening of business on July __, 2004 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on July __, 2004, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 866, comprising Equity Income Portfolio, Series 6; Healthcare Portfolio, Series 6; The Key 3 Portfolio, Series 6; Leading Brands Portfolio, Series 14; Market Leaders Portfolio, Series 8; REIT Growth & Income Portfolio, Series 9; and Utilities Portfolio, Series 8, at the opening of business on July __, 2004 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Chicago, Illinois
July __, 2004

                        Statements of Net Assets

                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                   Equity Income       Healthcare          The Key 3
                                                                   Portfolio           Portfolio           Portfolio
                                                                   Series 6            Series 6            Series 6
                                                                   __________          __________          __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $                   $                   $
Less liability for reimbursement
   to Sponsor for organization costs (3)                              (   )               (   )               (   )
Less liability for deferred sales charge (4)                          (   )               (   )               (   )
Less liability for creation and development fee (5)                   (   )               (   )               (   )
                                                                   __________          __________          __________
Net assets                                                         $                   $                   $
                                                                   ========            ========            ========
Units outstanding
Net asset value per Unit (6)                                       $                   $                   $

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $                   $                   $
Less maximum sales charge (7)                                         (   )               (   )               (   )
Less estimated reimbursement to
   Sponsor for organization costs (3)                                 (   )               (   )               (   )
                                                                   __________          __________          __________
Net assets                                                         $                   $                   $
                                                                   ========            ========            ========

_____________

See "Notes to Statements of Net Assets" on page 10.

                         Statements of Net Assets

                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                   Leading Brands      Market Leaders      REIT Growth &
                                                                   Portfolio           Portfolio           Income Portfolio
                                                                   Series 14           Series 8            Series 9
                                                                   __________          __________          __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $                   $                   $
Less liability for reimbursement
   to Sponsor for organization costs (3)                              (   )               (   )               (   )
Less liability for deferred sales charge (4)                          (   )               (   )               (   )
Less liability for creation and development fee (5)                   (   )               (   )               (   )
                                                                   __________          __________          __________
Net assets                                                         $                   $                   $
                                                                   ========            ========            ========
Units outstanding
Net asset value per Unit (6)                                       $                   $                   $

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $                   $                   $
Less maximum sales charge (7)                                         (   )               (   )               (   )
Less estimated reimbursement to
   Sponsor for organization costs (3)                                 (   )               (   )               (   )
                                                                   __________          __________          __________
Net assets                                                         $                   $                   $
                                                                   ========            ========            ========

_____________

See "Notes to Statements of Net Assets" on page 10.

                       Statements of Net Assets

                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                                                         Utilities
                                                                                                         Portfolio
                                                                                                         Series 8
                                                                                                         __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $
Less liability for reimbursement to Sponsor for organization costs (3)                                      (   )
Less liability for deferred sales charge (4)                                                                (   )
Less liability for creation and development fee (5)                                                         (   )
                                                                                                         __________
Net assets                                                                                               $
                                                                                                         ========
Units outstanding
Net asset value per Unit (6)                                                                             $

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                    $
Less maximum sales charge (7)                                                                               (   )
Less estimated reimbursement to Sponsor for organization costs (3)                                          (   )
                                                                                                         _________
Net assets                                                                                               $
                                                                                                         ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Bank of New York, of
which $    will be allocated among the seven Trusts in FT 866, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from each Trust ($.345 per Unit), payable to the Sponsor in three equal monthly installments beginning on January 20, 2005 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 18, 2005. If Unit holders redeem their Units before March 18, 2005 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit for each Trust (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

                    Equity Income Portfolio, Series 6
                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
                                                                                   %            $                $
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
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                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                              ______                             ______
                               Total Investments                                100%                              $
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 18.

                         Schedule of Investments

                     Healthcare Portfolio, Series 6
                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                       %            $            $
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
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                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                  ______                         _________
                               Total Investments                                    100%                           $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 18.

                           Schedule of Investments

                      The Key 3 Portfolio, Series 6
                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                       %            $            $
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
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                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                  ______                         _________
                               Total Investments                                  100.00%                          $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 18.

                          Schedule of Investments

                   Leading Brands Portfolio, Series 14
                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
                                                                                   %              $              $
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                                                                              _______                            _______
                               Total Investments                                100%                              $
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 18.

                         Schedule of Investments

                   Market Leaders Portfolio, Series 8
                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                       %            $            $
                                                                                       %
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                                                                                  ______                         _________
                               Total Investments                                  100.00%                          $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 18.

                          Schedule of Investments

                REIT Growth & Income Portfolio, Series 9
                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                                Percentage        Market         Cost of
Number        Ticker Symbol and                                                 of Aggregate      Value per      Securities to
of Shares     Name of Issuer of Securities (1)                                  Offering Price    Share          the Trust (2)
_________     _____________________________________                             _________         ______         _________
                                                                                   %              $              $
                                                                                   %
                                                                                   %
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                                                                                   %
                                                                                   %
                                                                                   %
                                                                                ______                           ______
                               Total Investments                                100%                               $
                                                                                ======                           ======

_____________

See "Notes to Schedules of Investments" on page 18.

                          Schedule of Investments

                      Utilities Portfolio, Series 8
                                 FT 866

                    At the Opening of Business on the
                  Initial Date of Deposit-July __, 2004

                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
                                                                                   %            $                $
                                                                                   %
                                                                                   %
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                                                                                   %
                                                                                   %
                                                                                   %
                                                                              ______                             ______
                               Total Investments                                100%                              $
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 18.

Page 17


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July __, 2004. Such purchase contracts are expected to settle within three business days. Each Trust has a Mandatory Termination Date of July 13, 2009.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        ______
Equity Income Portfolio, Series 6                         $                $
Healthcare Portfolio, Series 6
The Key 3 Portfolio, Series 6
Leading Brands Portfolio, Series 14
Market Leaders Portfolio, Series 8
REIT Growth & Income Portfolio, Series 9
Utilities Portfolio, Series 8

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 866, consists of seven separate portfolios set forth below:

- Equity Income Portfolio, Series 6

- Healthcare Portfolio, Series 6

- The Key 3 Portfolio, Series 6

- Leading Brands Portfolio, Series 14

- Market Leaders Portfolio, Series 8

- REIT Growth & Income Portfolio, Series 9

- Utilities Portfolio, Series 8

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Each Trust invests in a diversified portfolio of common stocks of companies in the sector or investment focus for which each Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

Equity Income Portfolio, Series 6 consists of a diversified portfolio of common stocks. The objective of the Trust is to achieve above-average total return through a combination of capital appreciation and dividend income.

Many investors are aware that stocks have historically provided higher average returns over time than bonds or money market securities. Still, there are those who don't feel comfortable investing in the stock market with all of its potential volatility.

However, there are many approaches to equity investing, including more conservative ones that may reduce your exposure to market volatility.

The objective of our approach is to achieve the potential for long-term growth of capital while seeking to reduce the extreme fluctuations that oftentimes cause investors to flee the market at the wrong time. The principal hallmarks of our approach are an emphasis on value and finding established companies with above-average dividend yields. You should be aware that there is no guarantee that the issuers of the securities included in the trust will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time. The Trust offers investors the following:

- Potential for long-term capital appreciation

- Potential for dividend income

- Diversified exposure to stocks

Why Dividends? Dividends have had a significant impact on stock performance. Consider the historical effect dividends have had on companies in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). According to Ibbotson Associates, dividends have provided approximately 41% of the 10.6% average annual total return on the S&P 500 Index, from January 1926 through December 2003. The S&P 500 Index is an unmanaged index of 500 stocks used to measure large-cap U.S. stock market performance. The index cannot be purchased directly by investors.

Investing in Value. The advantage of a value approach to selecting stocks is that it seeks to reduce the risk of overpaying for a stock, thus potentially lowering the stocks downside risk and increasing its upside potential.

The Trust may be appropriate for investors seeking both income and the potential for long-term capital growth by taking a value approach to the market.

Based on the composition of the portfolio on the Initial Date of Deposit, Equity Income Portfolio, Series 6 is considered a ________ Trust.

Healthcare Portfolio, Series 6 is invested in common stocks of healthcare companies. The Trust's objective is to provide investors with the potential for above-average capital appreciation.

The healthcare industry has been responsible for several discoveries that have led to new drugs and products designed to better serve the masses, especially the aging population. These discoveries have improved the quality of life and the life expectancy of millions. More recent research, relating to areas such as genomics, is providing avenues of growth never before imagined. Debilitating diseases, previously untreatable, are now often manageable or even curable.

Medical Products & Supplies. According to the American Hospital Association, over half of all surgeries performed in U.S. community hospitals are done on an outpatient basis compared to about 20% in 1988. [Standard & Poor's Industry Surveys] Technological advances made to medical devices have helped fuel this trend. New devices have been developed that are less invasive, often eliminating the need for extensive inpatient hospital stays. We believe that further advances may also serve to keep costs down and create demand for medical products, devices and supplies.

Pharmaceuticals. A variety of new and improved medicines have expanded the options for doctors and patients allowing previously untreatable or poorly treated illnesses to be treated effectively and giving patients and physicians new opportunities to prevent and manage disease. Managed care providers encourage the use of pharmaceuticals because they are a relatively inexpensive and less invasive form of treatment.

Biotechnology. We believe the essence of biotechnology lies in research and development. Since the first biotech breakthrough in 1982 involving genetically engineered human insulin, over 280 products have been approved. [Biotechnology Industry Organization] Recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Based on the composition of the portfolio on the Initial Date of Deposit, Healthcare Portfolio, Series 6 is considered a ________ Trust.

The Key 3 Portfolio, Series 6 consists of a portfolio of common stocks of companies in the financial services, healthcare and technology industries. The Trust's objective is to provide investors with the potential for above-average capital appreciation.

The Key 3 Portfolio invests in three sectors that have become important parts of the prosperity and growth that we have seen in the United States over the last several years-financial services, healthcare and technology. In fact, in the last ten years, either financials, healthcare or technology has been the best performing S&P 500 sector seven times and in eight of the last ten years, at least two of the three sectors have outperformed the S&P 500 Index in any one year. [Standard & Poor's] The S&P 500 Index and the S&P 500 sectors are unmanaged, statistical composites created by Standard & Poor's that cannot be purchased directly by investors. The historical performance of the indexes is not intended to imply or guarantee the future performance of The Key 3 Portfolio. Many significant trends have had positive influences on these industries, including:

- Industry Consolidation

- The Baby Boom Generation

- An Aging Population

- Technological Innovation

We believe that the complete impact of these trends has yet to fully take shape within each industry.

Financials.

- The Baby Boom Generation: According to the U.S. Census Bureau, approximately three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

- Consolidation: Improved efficiency, lower operating costs and increased volume are a few of the beneficial products of consolidation. As banks become more efficient in a less regulated environment competition increases as well.

Healthcare.

- The Graying of America: U.S. citizens who are 65 and older represent less than 13% of the nation's total population, but account for roughly 40% of healthcare costs. [Standard & Poor's Industry Surveys]

- The Human Genome Project: The completion of the Human Genome Project has opened new doors to breakthrough research. At the start of the project in 1990, scientists had discovered fewer than 100 human disease genes. After completion of the project, more than 1,400 disease genes have been identified. [DOEgenomes.org]

Technology.

- Internet Usage: It is now estimated that approximately 700 million people worldwide have accessed the Web at least monthly, and that number is forecast to reach 963 million by 2006. [Standard & Poor's Industry Surveys]

- Broadband Usage: According to Jupiter Research, nearly one in five homes in the United States, some 21.5 million, are connected to the Internet via broadband access. They forecast that by 2008, 46 million households will be connected..

Based on the composition of the portfolio on the Initial Date of Deposit, The Key 3 Portfolio, Series 6 is considered a ________ Trust.

Leading Brands Portfolio, Series 14 consists of a portfolio of common stocks of companies in the consumer products industry. The Trust's objective is to provide investors with the potential for above-average capital appreciation.

Almost every American is familiar with brand name companies. Many have become household names and their products can be found in almost every home across the country. This is also increasingly becoming the case overseas as more markets open in developing countries.

Typically, leading brands companies have large advertising budgets and strong research and development enabling them to further expand into new markets. Today's consumer environment is becoming increasingly competitive, placing a stronger emphasis on establishing a powerful global brand. In any given year, thousands of new products inundate the marketplace. By marketing aggressively both domestically and internationally, these blue-chip companies are typically able to establish a widely recognized brand name in an effort to attain market dominance.

Manufacturers today are finding more opportunities outside of the United States, where populations are growing rapidly and market penetration is lower. In 1950, about 66% of the world's population lived in developing countries; in 1990, 80% did. By 2010, the figure may approach 82%. [Standard & Poor's Industry Surveys] Realizing this, leading companies have been expanding into many untapped foreign markets where the growth rates in per capita income and spending are generally forecasted to outpace those of developed countries over the next decade. In addition, with an improving economy here at home, we believe that there could be a boost in consumer confidence resulting in an increase in demand for consumer goods.

Based on the composition of the portfolio on the Initial Date of Deposit, Leading Brands Portfolio, Series 14 is considered a ________ Trust.

Market Leaders Portfolio, Series 8 consists of a portfolio of common stocks of well-known blue-chip companies that are widely regarded as front-runners in their respective industries. The Trust's objective is to provide investors with the potential for above-average capital appreciation.

One important advantage that blue-chip companies enjoy over most companies is that they are usually very well capitalized, which has the potential to provide their stockholders with a greater degree of stability and consistent performance over time.

The companies in the portfolio market essential products and services, have skilled management, possess strong balance sheets, and have demonstrated the ability to generate earnings growth. Their products and services often remain in demand, even during periods of slow economic growth.

The Market Leaders Portfolio is diversified across such industries as consumer discretionary, financials, consumer staples and industrials, as well as others.

The following factors support our positive outlook for market leading companies:

- If history is any guide, we believe that the lower interest rate environment that we are in today could serve to boost consumer confidence and increase demand for consumer products and services.

- Manufacturers today are finding more opportunities outside of the United States, where populations are growing rapidly and market penetration is lower. In 1950, about 66% of the world's population lived in developing countries; in 1990, 80% did. By 2010, the figure may approach 82%. [Standard & Poor's Industry Surveys]

Based on the composition of the portfolio on the Initial Date of Deposit, Market Leaders Portfolio, Series 8 is considered a ________ Trust.

REIT Growth & Income Portfolio, Series 9 consists of a portfolio of common stocks of real estate investment trusts ("REITs"). The Trust's objective is to provide investors with dividend income and the potential for capital appreciation.

A REIT is a company that buys, develops, and/or manages income-producing real estate such as apartments, shopping centers, offices and warehouses. In short, a REIT is a corporation that pools the capital of many investors to purchase one or more forms of real estate.

The Trust invests in a number of these REITs, offering diversification among different types of properties as well as regional diversification. This type of diversification may help to reduce some of the fluctuations in the real estate market as a result of economic downturns or changes in supply and demand in a specific region or type of property.

REITs are currently required to distribute a majority of their income annually as dividends to shareholders. Historically, this has made REITs a great source of steady income for investors who do not wish to manage the properties themselves. It should be noted that dividends paid by REITs are generally not eligible for the reduced tax rates for dividends as provided under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003.

Compared to traditional, privately-held real estate, which may be difficult to sell, REITs are traded on major stock exchanges, making them highly liquid. REIT investors also gain the advantage of skilled management since REIT management teams tend to be experts within their specific type of property or geographic niches.

Growth Initiatives. The REIT Modernization Act, passed in 2001, allows REITs to own taxable REIT subsidiaries. This enables REITs to grow non-rental income through various initiatives, such as offering their tenants telephone or energy services. The REIT Modernization Act also reduced the income distribution requirement from 95% to 90%, allowing REIT management teams more flexibility with available cash, including the ability to initiate or expand stock repurchase programs.

Diversification Benefits. Studies have found that REITs' low correlation to other investments is a key factor for portfolio diversification. [Ibbotson Associates] This makes a compelling case for the use of REITs to potentially boost returns or reduce risks in a variety of investment portfolios. However, past performance is no guarantee of future results.

Based on the composition of the portfolio on the Initial Date of Deposit, REIT Growth & Income Portfolio, Series 9 is considered a
________ Trust.

Utilities Portfolio, Series 8 consists of a portfolio of common stocks of electric and natural gas companies. The Trust's objective is to provide investors with monthly income and the potential for above-average capital appreciation.

The utility industry was once regarded as a sector with the potential to provide investors with a high degree of stability while generating an above-average level of current income relative to other equities.

Today, the utilities industry is undergoing a radical transformation. The monopolistic, tightly regulated utilities created under trust-busting legislation more than 60 years ago are gradually being exposed to competition, thanks to the National Energy Policy Act of 1992. We believe that deregulation, along with technological advances and the increased desire for customer choice, will likely result in consolidation and greater efficiency within the industry.

Several high profile scandals and unsuccessful ventures into unregulated activities have forced many utility companies to reevaluate their organization and refocus their efforts on their core businesses. Therefore, we believe it is important to know what you own when it comes to investing in utility company stocks. The Utilities Portfolio attempts to accomplish this by investing in a fixed portfolio of companies which we believe are involved in more traditional utility operations as opposed to companies which have expanded aggressively into non-utility businesses.

Industry Convergence. In Standard & Poor's opinion, mergers between members of the natural gas and electric power industries are likely to occur, continuing a trend that has become significant over the last few years. They expect this convergence of industries to result in "total energy providers," enabling companies to expand their customer base by offering them all of their basic energy needs as well as a better package of energy-related products and services. Convergence could also lead to greater corporate efficiencies helping contribute to higher profit margins.

Based on the composition of the portfolio on the Initial Date of Deposit, Utilities Portfolio, Series 8 is considered a ________ Trust.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe the Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in the Trust on the Initial Date of Deposit must fall into either the growth or value category for the Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of the Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. The Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Consumer Products Industry. Because more than 25% of the Leading Brands and the Market Leaders Portfolios are invested in consumer product companies, these Trusts are considered to be concentrated in the consumer products industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financial Services Industry. The Equity Income Portfolio and The Key 3 Portfolio are each considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Healthcare Industry. The Healthcare Portfolio and The Key 3 Portfolio are each considered to be concentrated in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Real Estate Investment Trusts ("REITs"). The REIT Growth & Income Portfolio is concentrated in REITs, financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuer of the REIT.

Technology Industry. The Key 3 Portfolio is also considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utility Industry. The Utilities Portfolio is considered to be concentrated in the utilities industry. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt.

In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.115 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 20, 2005 through March 18, 2005. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price per Unit (equivalent to 4.657% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent July 31, commencing July 31, 2005, to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:

                               Your maximum     Dealer
If you invest                  sales charge     concession
(in thousands):*               will be:         will be:
______________                 ____________     ___________
$50 but less than $100         4.70%            3.35%
$100 but less than $250        4.45%            3.25%
$250 but less than $500        3.95%            2.75%
$500 but less than $1,000      2.95%            2.00%
$1,000 or more                 2.05%            1.25%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of a Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.60% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.60% of the sales price of these Units (2.0% for purchases of $500,000 but less than $1,000,000 and 1.25% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                        Additional
(in millions):                               Concession:
_________________                            ___________
$1 but less than $5                          0.10%
$5 but less than $10                         0.15%
$10 or more                                  0.20%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Prudential Investment Management Services LLC ("PIMS") will receive a concession on Units purchased using termination, redemption or exchange proceeds from trusts formerly sponsored by PIMS equal to $2.00 per $1,000 invested. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, such Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

GRANTOR TRUSTS.

The following discussion applies to each Trust except REIT Growth & Income Portfolio, Series 9.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from the Trust asset when such income would be considered to be received by you if you directly owned your Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2009.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a

Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from your Trust when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in the Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by such Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

REGULATED INVESTMENT COMPANY

The following discussion applies only to REIT Growth & Income Portfolio,
Series 9.

Trust Status.

The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

Distributions.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends received from the Trust, because the dividends received deduction is generally not available for distributions from regulated investment companies.

If You Sell or Redeem Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

Taxation of Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2009.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Pursuant to the Tax Act, some ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same new rates that apply to net capital gain (as discussed above), but only if certain holding period requirements are satisfied and the dividends are attributable to qualifying dividends received by the Trust itself. Dividends received by the Trust from REITs are qualifying dividends eligible for this lower tax rate only in limited circumstances. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2009. The Trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the new capital gains tax rates.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem Units or when your Trust terminates. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), subject to applicable tax treaties, distributions from the Trust which constitute dividends for U.S. federal income tax purposes (other than dividends designated by the Trust as capital gain dividends) will be subject to U.S. income taxes, including withholding taxes. Distributions properly designated as capital gain dividends that are received by a foreign investor may not be subject to U.S. federal income taxes, including withholding taxes, provided certain conditions are met. Foreign investors should consult their tax advisors with respect to U.S. tax consequences of ownership of Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a

Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities contained in REIT Growth & Income Portfolio, Series 9, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2.the aggregate value of the Securities held in a Trust; and

3.dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.any applicable taxes or governmental charges that need to be paid out of a Trust;

2.any amounts owed to the Trustee for its advances;

3.estimated accrued expenses of a Trust, if any;

4.cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6.other liabilities incurred by a Trust; and

dividing

1.the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or a Trust;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. If you elect to receive an In-Kind Distribution of Securities contained in REIT Growth & Income Portfolio, Series 9, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $48 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2003, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $20,540,034 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Emmet, Marvin & Martin, LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, which are part of such registration statement, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 39


                             First Trust(R)

                    Equity Income Portfolio, Series 6
                     Healthcare Portfolio, Series 6
                      The Key 3 Portfolio, Series 6
                   Leading Brands Portfolio, Series 14
                   Market Leaders Portfolio, Series 8
                REIT Growth & Income Portfolio, Series 9
                      Utilities Portfolio, Series 8
                                 FT 866

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                          The Bank of New York

                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-784-1069

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                 Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-______) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov

                              July __, 2004

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 40


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 866 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated July __, 2004. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Concentrations
   Consumer Products                                           2
   Financial Services                                          3
   Healthcare                                                  5
   REITs                                                       6
   Technology                                                  7
   Utility Companies                                           8
Portfolios
   Equity Income Portfolio, Series 6                           9
   Healthcare Portfolio, Series 6                             10
   The Key 3 Portfolio, Series 6                              10
   Leading Brands Portfolio, Series 14                        11
   Market Leaders Portfolio, Series 8                         11
   REIT Growth & Income Portfolio, Series 9                   12
   Utilities Portfolio, Series 8                              12

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the

Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentrations

Consumer Products. An investment in Leading Brands Portfolio, Series 14 and Market Leaders Portfolio, Series 8 should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financial Services. An investment in Units of Equity Income Portfolio, Series 6 and The Key 3 Portfolio, Series 6 should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted.

Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Healthcare. Healthcare Portfolio, Series 6 and The Key 3 Portfolio, Series 6 are considered to be concentrated in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

REITs. An investment in Units of the REIT Growth & Income Portfolio, Series 9 should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Technology Companies. The Key 3 Portfolio, Series 6 is considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Utility Companies. An investment in Units of Utilities Portfolio, Series 8 should be made with an understanding of the characteristics of the utility industry and the risks which such an investment may entail. General problems of the public utility industry include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers. In 2001, two California public utilities were threatened with involuntary bankruptcy proceedings by their creditors, and one of these utilities filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility industry may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Portfolios

    Equity Securities Selected for Equity Income Portfolio, Series 6

Equity Income Portfolio, Series 6 contains common stocks of the following companies:

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      Equity Securities Selected for Healthcare Portfolio, Series 6

Healthcare Portfolio, Series 6 contains common stocks of the following companies:

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      Equity Securities Selected for The Key 3 Portfolio, Series 6

The Key 3 Portfolio, Series 6 contains common stocks of the following companies:

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   Equity Securities Selected for Leading Brands Portfolio, Series 14

Leading Brands Portfolio, Series 14 contains common stocks of the following companies:

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    Equity Securities Selected for Market Leaders Portfolio, Series 8

Market Leaders Portfolio, Series 8 contains common stocks of the following companies:

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 Equity Securities Selected for REIT Growth & Income Portfolio, Series 9

REIT Growth & Income Portfolio, Series 9 contains common stocks of the following companies:

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      Equity Securities Selected for Utilities Portfolio, Series 8

Utilities Portfolio, Series 8 contains common stocks of the following companies:

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We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                           MEMORANDUM

                           Re:  FT 866

     The only difference of consequence (except as described below) between FT 849, which is the current fund, and FT 866, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 849 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          First Trust Portfolios, L.P. is covered by a Broker's
          Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 866 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 14, 2004.

                           FT 866
                                     (Registrant)

                           By:    FIRST TRUST PORTFOLIOS, L.P.
                                     (Depositor)


                           By     Jason T. Henry
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) June 14, 2004
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Jason T. Henry
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                CONSENT OF DELOITTE & TOUCHE LLP

     The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor. (Incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785)

1.1.1* Form  of  Trust  Agreement for FT 866  among  First  Trust
       Portfolios, L.P., as Depositor, The Bank of New  York,  as
       Trustee  and  First Trust Advisors L.P., as Evaluator  and
       Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1  Copy  of  Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-5

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4* Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       333-76518] filed on behalf of FT 597).


___________________________________
* To be filed by amendment.

                               S-6